Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 June 12, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 913
       Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 11
                              File No. 333-181099
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 913, filed on May 2, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 11 (the "Trust"). This letter serves to respond to your comments.

Cover  Page
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     1. On the cover, please add "An investment can be made in the underlying exchange-traded funds directly rather than through the trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust."

     Response: The disclosure has been revised as requested.

Principal  Investment  Strategy
-------------------------------
     2. The fourth sentence does not mention commodities even though the ETFs will invest in commodities. Please add it to this sentence.

     Response: The disclosure has been revised as requested. The sentence now states: "The portfolio is constructed to provide investors with broad diversification by investing in ETFs that invest in common stocks of various market capitalizations, growth and value styles, economic sectors, as well as taxable and government bonds, physical commodities and companies involved in the production of certain commodities."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren